September 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Kathleen Krebs

Matthew Derby

Re:	Super League Enterprise, Inc.
Registration Statement on Form S-3
Filed August 11, 2025
File No. 333-289463

Ladies and Gentlemen:

This letter is submitted on behalf of Super League Enterprise, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Technology (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated August 19, 2025 (the “Staff Letter”) with respect to the Company’s Registration Statement on Form S-3 submitted to the Commission on August 11, 2025 (the “Registration Statement”).

We are concurrently submitting Amendment No. 1 to the Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Registration Statement on Form S-3

Risk Factors

Shares of our preferred stock have certain approval rights with respect to issuances of

Common Stock..., page 8

1.

You indicate that, although you are required to receive consent from the majority of holders of each series of Series AA Convertible Preferred Stock prior to issuing the shares of common stock that are being offered and sold in the current offering, you intend to receive ratification from the Series AA Convertible Preferred after the consummation of the offering. Please explain why you are not seeking such approval before the offering. Provide your analysis of how not obtaining the required approval before the issuance of the shares will impact the valid issuance of the shares being registered and your ability to receive an opinion of counsel that the shares will, when sold, be legally issued, fully paid and non-assessable.

Response

The Company respectfully acknowledges the Staff’s comments and advises that prior to the commencement of the Offering and the Registration Statement becoming effective, the Company will have received the following from the holders of a majority of the shares of each subseries of the Company’s Series AA Convertible Preferred Stock (i) a waiver of all prior issuances below the respective Conversion Price Floors, and (ii) the approval of any future issuances of Common Stock below the respective Conversion Price Floors. Therefore, upon issuance, the shares will be validly and legally issued, fully paid and non-assessable. We respectfully inform the staff that the disclosures regarding this matter have been removed from the Registration Statement.

Shares of our preferred stock have certain approval rights with respect to incurring debt or otherwise issuing debt securities..., page 8

2.

Please clarify whether you were required to receive and did receive consents from the Series AA and Series AAA preferred holders prior to issuing the 8% Senior Secured Convertible Notes to Yield Point NY, LLC. If consents were required, please explain why you did not seek such consents and whether it will impact the valid issuance of the shares being registered upon conversion of the convertible notes.

Response

The Company respectfully acknowledges the Staff’s comments and advises that prior to the commencement of the Offering and the Registration Statement becoming effective, the Company will have received the following from the holders of a majority of the shares of each of the Company’s Series AA Convertible Preferred Stock and Series AAA Convertible Preferred Stock, (i) a waiver of all prior incurrences of debt above any applicable limitations on the incurrence of such debt, and (ii) the approval of any future incurrences of debt (including, without limitation, the issuance of the Senior Secured Convertible Notes to Yield Point NY, LLC. Therefore, upon issuance, the shares underlying the Convertible Notes will be validly and legally issued, fully paid and non-assessable. We respectfully inform the staff that the disclosures regarding this matter have been removed from the Registration Statement.

We received a notice from Nasdaq that our common stock may be delisted from trading on the Nasdaq Capital Market..., page 9

3.

Please update your disclosure regarding the status of your non-compliance with Nasdaq Listing Rule 5550(b)(1), which requires the company to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on The Nasdaq Capital Market. Disclose the date you submitted your plan of compliance and whether you have received a response from Nasdaq.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has updated the risk factor to disclose the status of the Company’s non-compliance with Nasdaq Listing Rule 5550(b)(1), including the disclosure of the date the Company submitted the plan to regain compliance and the responses received from Nasdaq. Please see pages 11 and 12 of the Amendment.

The Private Placement, page 13

4.

You indicate that the convertible notes and warrants provide for anti-dilution protection for issuances of common stock at a price per share less than the price equal to the conversion price or exercise price, which is subject to shareholder approval. Disclose whether the selling shareholder's sales under its equity line and other warrants with the company fall within the provision. If so, disclose how the selling shareholder's sales under its equity line and other warrants could decrease the conversion and exercise prices of the convertible notes and warrants. Indicate whether adjustments for sales under the equity line would include not only the discount of 8% off the current market price, but also the 6% clearing costs payable to the selling shareholder under the equity line. Disclose whether there is a floor price for the conversion and exercise prices of the convertible notes and warrants and the maximum amount of shares that may be issued upon conversion of the notes and exercise of the warrants. Explain why you need to receive shareholder approval to permit these adjustments. Discuss how not receiving shareholder approval may lead to the selling shareholder not converting the convertible notes if the fixed conversion price of $6.81 is higher than the market price and the resulting impact on the company's liquidity and capital resources.

Response

The Company respectfully acknowledges the Staff’s comments and advises that the Company has updated the Amendment to include that the Selling Stockholder’s sales under its equity line fall within the anti-dilution protection provisions, along with how the sales could decrease the conversion price and exercise price of the convertible notes and warrants. Further disclosed is the floor prices for conversions of the Convertible Notes and exercise of the Warrants, why shareholder approval is necessary for the anti-dilution protections, and the risks involved if the Company does not obtain such stockholder approval. Please see pages 6, 7, 15, 16 and 17 of the Amendment.

* * *

Should the Staff have any questions or require any additional information, please do not hesitate to contact the undersigned at 619-272-7064, or Daniel Rumsey at 619-272-7062.

Sincerely,

/s/ Jack Kennedy
Jack Kennedy
Partner
Disclosure Law Group, a Professional Corporation

cc:	Matthew Edelman Chief Executive Officer and President Super League Enterprise, Inc.